
03054223

RB 4/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: October 31, 2004 Estimated average burden hours per response 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
MAR 31 2003

SEC FILE NUMBER
8-65305

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/30/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NCF Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Corcoran Street
(No. and Street)

Durham (City) NC (State) 27702 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Haddad, Chief Compliance Officer (919) 683-6956
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

50 North Front Street, Suite 900 Memphis, Tennessee 38103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in the United States or any of its possessions.

PROCESSED
APR 17 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

NCF FINANCIAL SERVICES, INC.
OATH OR AFFIRMATION

I, Kevin Haddad, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of NCF Financial Services, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.



Kevin Haddad
Chief Compliance Officer



Notary Public
11/3/2007

This report ** contains (check all applicable items):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
x	(c)	Statement of Income
x	(d)	Statement of Shareholder's Equity
x	(e)	Statement of Cash Flows
	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
x	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirements Under Rule 15c3-3
	(i)	Information Relating to Possession or Control Requirements Under Rule 15c3-3
x	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1
	(k)	A Reconciliation between the audited and unaudited balance sheet with respect to methods of consolidation
x	(l)	An Oath or Affirmation
x	(m)	Supplementary Report of Independent Public Accountants on Internal Control Structure

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17(a)-5(e)(3).*

NCF FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of National Bank of Commerce)

Table of Contents



Morgan Keegan Tower, Suite 900
Fifty North Front Street
Memphis, TN 38103

Independent Auditors' Report

The Board of Directors
NCF Financial Services, Inc.:

We have audited the accompanying statement of financial condition of NCF Financial Services, Inc. (the Company), a wholly owned subsidiary of National Bank of Commerce, as of December 31, 2002, and the related statement of operations, changes in stockholder's equity, and cash flows for the period then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NCF Financial Services, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Memphis, Tennessee
March 27, 2003



NCF FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of National Bank of Commerce)

Statement of Financial Condition

December 31, 2002

Assets		
Cash and cash equivalents	$	1,476,485
Security owned, at fair value (note 2)		125,550
Interest and principal receivable		1,983
Receivable from clearing agent		200,000
Due from affiliate (note 3)		479,200
Other assets		64,963
Total assets	$	2,348,181
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued compensation		422,768
Accounts payable and accrued expenses		316,982
Total liabilities	$	739,750
Stockholder's Equity:		
Common stock, $10 par value; 100 shares authorized, 100 shares issued and outstanding		1,000
Additional paid-in capital		1,124,000
Accumulated comprehensive income		2,423
Retained earnings		481,008
Total stockholder's equity		1,608,431
Commitments and contingencies (note 6)		
Total liabilities and stockholder's equity	$	2,348,181

See accompanying notes to financial statements.

NCF FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of National Bank of Commerce)

Statement of Operations

Period from inception through December 31, 2002

Revenues:		
Commissions and trading gains	$	3,471,434
Interest income		3,548
Other		16,817
Total revenues		3,491,799
Expenses:		
Employee compensation and benefits		2,157,168
Communications		13,946
Occupancy and equipment		8,527
Brokerage and clearing costs		138,557
Other selling, general and administrative expenses		377,193
Total expenses		2,695,391
Income before income taxes		796,408
Income tax expense (note 4)		315,400
Net income	$	481,008

See accompanying notes to financial statements.

NCF FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of National Bank of Commerce)

Statement of Changes in Stockholder's Equity

Period from inception through December 31, 2002

	Common Stock		Additional Paid-in	Retained	Accumulated Comprehensive	Total Stockholder's
	Shares	**Amount**	**Capital**	**Earnings**	**Income**	**Equity**
Capital contribution (note 5)	100	$ 1,000	1,124,000	—	—	1,125,000
Net income	—	—	—	481,008	—	481,008
Change in net unrealized gain on available-for-sale securities, net of tax effect of $1,582	—	—	—	—	2,423	2,423
Comprehensive income	—	—	—	—	—	483,431
Balance at December 31, 2002	100	$ 1,000	1,124,000	481,008	2,423	1,608,431

See accompanying notes to financial statements.

NCF FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of National Bank of Commerce)

Statement of Cash Flows

Period from inception through December 31, 2002

Cash flows from operating activities:		
Net income	$	481,008
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in receivable from clearing organization		(200,000)
Increase in due from affiliate		(479,200)
Increase in interest receivable		(1,983)
Increase in other assets		(64,963)
Increase in accrued commissions		422,768
Increase in accounts payable and accrued expenses		315,400
Net cash provided by operating activities		473,030
Cash flows from investing activities – purchase of available-for-sale security		(121,545)
Cash flows from financing activities – capital contribution		1,125,000
Net increase in cash and cash equivalents		1,476,485
Cash and cash equivalents beginning of period		—
Cash and cash equivalents end of period	$	1,476,485

See accompanying notes to financial statements.

NCF FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of National Bank of Commerce)

Notes to Financial Statements

December 31, 2002

(1) Summary of Significant Accounting Policies

(a) Organization and Nature of Business

NCF Financial Services, Inc. (the Company) is a fully disclosed broker-dealer of investment securities, which began operations on September 30, 2002. The Company is a retail broker and has branch offices in Arkansas, North Carolina, South Carolina, Georgia, Tennessee, West Virginia and Virginia. Since the Company is a fully disclosed broker-dealer, substantially all of its transactions are cleared through a clearing firm. The Company is a wholly owned subsidiary of National Bank of Commerce.

(b) Net Capital Requirements

Pursuant to the net capital requirements of the Securities and Exchange Commission (SEC), the Company is required to maintain a minimum net capital of $100,000 at December 31, 2002, as defined in the rules and regulations. The rule prohibits a broker-dealer from allowing its aggregate indebtedness to exceed fifteen times its net capital. At December 31, 2002 the Company had a net capital deficit of $697,223 which resulted in a deficiency of $797,223 of required net capital and a ratio of aggregate indebtedness to net capital of (1.06) to 1.

The net capital deficit of $697,223 at December 31, 2002 resulted from the exclusion of federal funds sold in the amount of $1,756,468 from net capital, pursuant to an interpretation by the SEC. Subsequent to December 31, 2002, the Company discontinued its practice of investing short-term liquidity in federal funds sold, a non-allowable asset, and began investing those funds in assets which are considered allowable for regulatory capital purposes. As a result, management does not anticipate net capital deficiencies in future periods.

(c) Clearing Arrangement

All customer accounts are carried with National Financial Corporation, a member of the New York Stock Exchange. The Company's commissions are collected by National Financial Corporation as the Company's clearing firm. The clearing firm remits the commissions, net of clearing charges, to the Company on a monthly basis, in the month following the date of the transactions.

(d) Customer Transactions

The Company does not hold any securities in safekeeping for its clients.

(e) Cash Equivalents

Cash equivalents include short term, highly liquid investments having original maturities of three months or less that are both readily convertible to known amounts of cash or are so near to maturity that they present insignificant risk of changes in value because of changes in interest rates.

(f) Security Transactions

Securities transactions and related commissions and trading gains or losses are recorded on a settlement date basis, which does not differ materially from trade date basis.

(Continued)

(g) Securities

The Company's security consists of a United States Treasury Note which is classified as available for sale and carried at estimated fair value, with unrealized gains (losses) excluded from earnings and reported, net of tax, in accumulated comprehensive income.

(h) Deposits with Clearing Organization

Included in cash and cash equivalents is a special deposit account that National Financial requires the Company to maintain on deposit with a minimum of $50,000 in cash or equivalent. This deposit is maintained in a separate interest bearing account. At December 31, 2002, the balance in this special deposit account amounted to $50,000.

(i) Income Taxes

The Company is included in the consolidated federal and state income tax returns of National Commerce Financial Corporation. Federal income tax benefits or liabilities are computed by the Company on a separate return basis and are recoverable from, or payable to, National Commerce Financial Corp. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting purposes and the amounts used for income tax purposes.

(j) Statement of Changes in Subordinated Liabilities

The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors, since no such liabilities existed at December 31, 2002, or at any time during the period then ended.

(k) Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

(2) Security Owned

The security owned is carried at estimated fair value of $125,550 with an amortized cost of $121,545 and gross unrealized gains of $4,005.

(3) Related Party Transactions

At December 31, 2002, the Company has a receivable from NBC Insurance, a related company, of $479,200 related to commissions and referral fees. During 2002, the Company recognized management fee income of approximately $18,000 from NBC Insurance.

(Continued)

(4) Income Taxes

The components of current income tax expense from continuing operations for the year ended December 31, 2002 are federal tax expense of $263,473, state tax expense of $51,927, and total tax expense of $315,400.

Income tax expense for the year ended December 31, 2002 differed from the amounts computed by applying the U.S. federal income tax rate of 35% as a result of the following:

Computed "expected" tax expense	$	278,743
Increase in income taxes resulting from:		
State income taxes, net of federal income tax expense		33,753
Tax exempt income		(215)
Meals and entertainment		1,079
Other, net		2,040
	$	315,400

The tax effect of the temporary difference that gives rise to the deferred tax liability of $1,582 at December 31, 2002 relates to the unrealized gain on the available-for-sale security.

(5) Commitments and Contingencies

In the normal course of business, the Company is subject to claims and litigation. Management of the Company believes that such matters will not have a material adverse effect on the Company's results of operations, liquidity, or financial condition.

(6) Employee Benefits

The Company participates in a defined benefit noncontributory pension plan of National Commerce Financial Corp. (NCFC) generally covering all full-time employees who have served continuously for one year. The Company was not allocated a pension credit by the parent in 2002. Plan net assets and accumulated plan benefit information relative to the Company's portion of the plan are not available.

During 2002, the Company was not allocated any expenses by NCFC for postretirement benefits. Accumulated postretirement benefit obligation information relative to the Company is not available.

The Company's employees participate in various other benefit plans offered to employees and retirees of NCFC. Included in expenses are the Company's pro rata charges for such participation.

Schedule 1

NCF FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of National Bank of Commerce)

Computation of Net Capital Under Rule 15 (c) 3-1 (a) (1)
Under the Securities Exchange Act of 1934

December 31, 2002

Total stockholder's equity	$	1,608,431
Deductions:		
Total non-allowable assets		2,300,632
Net capital deficit before haircuts on securities positions		(692,201)
Haircuts on securities positions:		
U.S. Treasury note		(5,022)
Net capital deficit	$	(697,223)
Computation of Basic Net Capital Requirement		
Aggregate indebtedness	$	739,750
Net capital requirement	$	100,000
Capital deficiency	$	(797,223)
Aggregate indebtedness to net capital deficit		(106)%

See accompanying independent auditors' report.

Schedule 2

NCF FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of National Bank of Commerce)

Reconciliation of Net Capital Computation

Net capital as reported on – unaudited FOCUS report at December 31, 2002	$	1,059,255
Exclusion of federal funds sold from allowable assets		(1,756,468)
Other		(10)
Net capital deficit – audited	$	(697,223)

See accompanying independent auditors' report.



Morgan Keegan Tower, Suite 900
Fifty North Front Street
Memphis, TN 38103

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL OF A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
NCF Financial Services, Inc.:

In planning and performing our audit of the financial statements of NCF Financial Services, Inc. (the Company), for the period ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

KPMG LLP

Memphis, Tennessee
March 27, 2003